082-02972

[redacted]

08005112

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

April, 24th 2008

SUPPL

Dear Sirs,

Please find enclosed the documents, for the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2008

- Second Quarter Financial Summary.
- Second Quarter Results Presentation.
- Second 2008 Interim Dividend

PROCESSED
OCT 01 2008
THOMSON REUTERS

Yours sincerely,

P.O.

Gloria Ortiz
Chief Financial Officer

SEC Mail Processing
Section

SEP 29 2008

Washington, DC
110

If you need further information about us visit:
https://www.ebankinter.com/webcorporativa

dlw 9/30

bankinter.

NEWS RELEASE *From: BANKINTER,S.A.*

Contact: Gloria Ortiz Portero Tel: + 34 91 339 82 56

gortiz@bankinter.es

BANKINTER PAYS ITS FIRST 2008 INTERIM DIVIDEND

Madrid, September 16th 2008 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced that on October 4th 2008, it will pay its second 2008 interim dividend of 0,07353 Euros gross per share representing a net amount of 0,0602946 Euros.

BANKINTER is one of the sixth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.



Financial Summary
2nd quarter June 2008
Enthusiasm
bankinter

01. Financial highlights

Balance sheet	30/06/2008	30/06/2007	Variation Amount	Variation %
Total assets	50,887,894	46,305,588	4,582,306	9.90
Credit facilities and loans	39,042,310	34,508,100	4,534,210	13.14
Credit facil. and loans ex-securitization	41,211,348	37,051,466	4,159,882	11.23
Customer funds	40,400,590	35,497,893	4,902,697	13.81
Off-balance-sheet managed funds	9,754,117	12,230,328	-2,476,210	-20.25
Earnings				
Net interest income	312,887	285,878	27,009	9.45
Ordinary Income	499,904	476,744	23,160	4.86
Operating income	242,777	227,917	14,860	6.52
Income before taxes	181,323	329,450	-148,127	-44.96
Net income attributed to the Group	132,402	251,140	-118,738	-47.28
Ratios				
Nonperfor. loans/ total risk expos. ex-securit. (%)	0.67	0.28	0.39	139.29
Recorded allowance/nonperforming loans (%)	211.61	502.48	-290.87	-57.89
Cost to income (%)	49.84	51.70	-1.86	-3.59
ROE (%)	14.88	32.70	-17.82	-54.50
ROA (%)	0.51	1.08	-0.56	-52.21
Capital ratio (%)	9.48	9.92*	-0.44	-4.48
Tier 1 capital (%)	6.78	6.78*	0.00	0.00
Bankinter shares				
Number of shares	405,893,880	396,876,110	9,017,770	2.27
Closing price	7.23	13.28	-6.05	-45.56
EPS. Earnings per share (euros)	0.33	0.63	-0.30	-47.62
DPS. Dividend per share (euros)	0.15	0.14	0.01	7.33
Branches and centers				
Number of branches	364	342	22	6.43
Commercial management centers				
Corporate Business Units	51	51	0	0.00
SME Business Units	162	143	19	13.29
Private Banking Centers	50	46	4	8.70
Corporate Partnerships	565	539	26	4.82
Number of agents	1,011	982	29	2.95
Telephone banking and Internet	3	3	0	0.00
Headcount				
Number of employees**	4,641	4,225	416	9.85

(*) BIS I regulations
(**) Full-time equivalent

03. Quality of service

ISN satisfaction scale	
>85	Excellent
75-85	Good
60-75	Fair
<60	Poor


By segments
Corporate Banking
Individuals
Small Business
Private Banking
Non-residents
Personal Finance
85
84
83
82
81
80
79
78
77
76
75
74
73
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008


By distribution channel
Corporate partnerships
Agent Network
Branch Network
Internet Office
Telephone Branch
81
79
77
75
73
71
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008




Evolution of transactions by channel (%)
100
80
60
40
20
0
52.4%
40%
32.5%
2000
2002
2004
2006
2Q 2008
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

Use of channels


39%
26%
35%
1 channel
2 channels
3 channels

Products by customer


Numbers of products
6.5
6.4
6.3
6.2
6.1
6.43
6.18
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008

Churn rate


% Annual Rate
8
7
6
5
4
6.28
7.62
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008

05. Balance sheet

			Var. 30/06/2008-31/12/2007			Var. 30/06/2008-30/06/2007	
	30/06/2008	31/12/2007	Amount	%	30/06/2007	Amount	%
Assets							
Cash on hand and on deposits at central banks	471,188	946,486	-475,298	-50.22	627,031	-155,843	-24.85
Trading portfolio	1,920,180	1,669,865	250,315	14.99	1,908,934	11,246	0.59
Available for sale portfolio	4,217,575	3,747,014	470,561	12.56	2,860,618	1,356,957	47.44
Loans	43,367,880	42,393,702	974,178	2.30	40,007,601	3,360,279	8.40
Due from banks	3,861,420	4,414,853	-553,433	-12.54	5,231,132	-1,369,712	-26.18
Customer loans	39,042,310	37,580,125	1,462,185	3.89	34,508,100	4,534,210	13.14
Other assets	464,150	398,724	65,426	16.41	268,369	195,781	72.95
Hedge derivatives and macro-derivatives	71,857	68,443	3,414	4.99	79,714	-7,857	-9.86
Other assets available for sale	6,268	4,493	1,775	39.51	3,412	2,856	83.70
Associates	168,619	154,617	14,002	9.06	132,845	35,774	26.93
Material and intangible assets	383,876	371,578	12,298	3.31	357,180	26,696	7.47
Accrual accounts	280,451	292,482	-12,031	-4.11	328,253	-47,802	-14.56
Total assets	**50,887,894**	**49,648,680**	**1,239,214**	**2.50**	**46,305,588**	**4,582,306**	**9.90**
Equities and liabilities							
Liabilities							
Trading portfolio	945,274	927,436	17,838	1.92	1,414,828	-469,554	-33.19
Financial liabilities at amortized costs	47,346,720	46,250,570	1,096,150	2.37	42,331,959	5,014,761	11.85
Due to banks	5,447,040	6,263,232	-816,192	-13.03	5,476,116	-29,076	-0.53
Customer deposits	22,645,991	22,540,818	105,173	0.47	20,811,671	1,834,320	8.81
Marketable debt securities	17,754,599	16,233,470	1,521,129	9.37	14,686,222	3,068,377	20.89
Subordinated debt	504,661	571,575	-66,914	-11.71	574,455	-69,794	-12.15
Other liabilities	994,429	641,475	352,954	55.02	783,495	210,934	26.92
Hedge derivatives and macro-derivatives	31,357	22,028	9,329	42.35	1,436	29,921	2083.64
Write-offs and provisions	145,478	149,989	-4,511	-3.01	155,845	-10,367	-6.65
Accrual accounts	257,130	204,431	52,699	25.78	321,580	-64,450	-20.04
Capital with nature of financial liabilities	348,732	348,809	-77	-0.02	348,887	-155	-0.04
Total liabilities	**49,074,691**	**47,903,263**	**1,171,428**	**2.45**	**44,574,535**	**4,500,156**	**10.10**
Equity							
Valuation adjustments	-84,184	-32,561	-51,623	158.54	-44,950	-39,234	87.28
Equity	1,897,387	1,777,978	119,409	6.72	1,776,003	121,384	6.83
Total equity	**1,813,203**	**1,745,417**	**67,786**	**3.88**	**1,731,053**	**82,150**	**4.75**
Total equity and liabilities	**50,887,894**	**49,648,680**	**1,239,214**	**2.50**	**46,305,588**	**4,582,306**	**9.90**

06. Customer funds and lending

	30/06/2008	30/06/2007	Var. 30/06/2008 - 30/06/2007 Amount	%
Customer funds				
Customer deposits	22,645,991	20,811,671	1,834,320	8.81
Government entities	263,617	462,475	-198,858	-43.00
Residents	21,618,182	19,617,206	2,000,976	10.20
Demand deposits	8,438,768	8,971,820	-533,052	-5.94
Savings deposits	93,676	104,240	-10,564	-10.13
Time deposits	7,259,710	4,896,400	2,363,310	48.27
Repos	5,826,028	5,644,746	181,282	3.21
Nonresidents	607,998	579,245	28,753	4.96
Adjustments due to valuation	156,194	152,745	3,449	2.26
Marketable debt securities	17,754,599	14,686,222	3,068,377	20.89
Total	**40,400,590**	**35,497,893**	**4,902,697**	**13.81**
Off-balance-sheet managed funds	**9,754,117**	**12,230,328**	**-2,476,210**	**-20.25**
of which:				
Mutual funds	6,747,497	9,243,829	-2,496,332	-27.01
Pension funds	1,084,763	1,109,414	-24,651	-2.22
Credit facilities and loans				
Government entities	65,661	50,677	14,984	29.57
Residents	38,178,463	33,986,987	4,191,476	12.33
Commercial bills	1,591,665	1,753,145	-161,480	-9.21
Secured loans	27,258,441	23,825,753	3,432,688	14.41
Leasing	1,494,392	1,278,297	216,095	16.90
Other credit facilities	7,833,965	7,129,792	704,173	9.88
Nonresidents	1,057,669	783,358	274,311	35.02
Nonperforming loans	294,275	112,176	182,099	162.33
Subtotal	**39,596,068**	**34,933,198**	**4,662,870**	**13.35**
Loan loss allow. (excl. off-balance-sheet risks)	592,601	538,360	54,241	10.08
Other adjustements due to valuation	38,843	113,262	-74,419	-65.71
Total	**39,042,310**	**34,508,100**	**4,534,210**	**13.14**
Total ex-securitization	**41,211,348**	**37,051,466**	**4,159,882**	**11.23**



07. Analysis of credit risk

	30/06/2008	30/06/2007	Variation Amount	%
Risk exposure ex securitization	44,380,050	40,284,730	4,095,320	10.17
Total nonperforming balance	296,159	113,805	182,354	160.23
Total allowances	626,709	571,853	54,857	9.59
Mandatory allowances	626,709	571,853	54,857	9.59
Generic	539,819	532,719	7,101	1.33
Specific	86,890	39,134	47,756	122.03
% Nonperf. loans/Total risk exposure (ex securit.)	0.67	0.28	0.39	139.29
% Nonperforming loans/Total risk exposure	0.70	0.30	0.40	133.33
% Nonperforming mortgages/Total mortgages	0.35	0.14	0.21	147.89
% Recorded alowance/Nonperforming loans	211.61	502.48	-290.87	-57.89
% Recorded alowance/unsecured nonperforming	173.08	372.92	-199.84	-53.59

Nonperforming loans and allowances


Allowances
Nonperforming loans
Millions of euros
630
570
510
450
390
330
270
210
150
90
571.85
626.71
296.16
113.81
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008

Variation in recorded allowance/nonperforming loans


510
470
430
390
350
310
270
230
190
502.48
211.61
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008

08. Comparative income statements

	2008		2007		Variation	
	Amount	% s/ATA	Amount	% s/ATA	Amount	%
Interest income	1,260,363	4.89	989,334	4.24	271,029	27.40
Interest expense	-952,723	-3.70	-713,507	-3.06	-239,216	33.53
Net interest income ex-dividends	307,640	1.19	275,827	1.18	31,813	11.53
Revenue from equity portfolio	5,247	0.02	10,051	0.04	-4,804	-47.80
Net interest income	**312,887**	**1.21**	**285,878**	**1.22**	**27,009**	**9.45**
Equity accounting	19,853	0.08	19,004	0.08	849	4.47
Fees and commissions	121,487	0.47	121,388	0.52	99	0.08
Insurance activity	0	0.00	2,588	0.01	-2,588	-100.00
Trading income	45,677	0.18	47,886	0.21	-2,209	-4.61
Ordinary income	**499,904**	**1.94**	**476,744**	**2.04**	**23,160**	**4.86**
Personnel expenses	-136,172	-0.53	-149,784	-0.64	13,612	-9.09
General and administrative costs	-113,005	-0.44	-96,699	-0.41	-16,306	16.86
Depreciation	-14,883	-0.06	-11,508	-0.05	-3,375	29.33
Other operating items	6,933	0.03	9,164	0.04	-2,231	-24.35
Operating income	**242,777**	**0.94**	**227,917**	**0.98**	**14,860**	**6.52**
Write-off and provisions	-60,268	-0.23	-44,164	-0.19	-16,104	36.46
General allowances	1,563	0.01	4,910	0.02	-3,347	-68.17
Other results	-2,749	-0.01	140,787	0.60	-143,536	-101.95
Income before taxes	**181,323**	**0.70**	**329,450**	**1.41**	**-148,127**	**-44.96**
Corporate income tax	-48,921	-0.19	-78,310	-0.34	29,389	-37.53
Income after taxes attibuted to the group	**132,402**	**0.51**	**251,140**	**1.08**	**-118,738**	**-47.28**
ATA	**51,800,097**		**47,083,996**		**4,716,101**	**10.02**

Income attributed to the Group


170
165.97
150
130
110
90
70
58.75
50
30
10
0
Millions of euros
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008

09. Quarterly statements of income

		Variation					
	2Q 08	2Q08/2Q07	2Q08/1Q08	1Q 08	4Q 07	3Q 07	QT 07
Interest income	637,579	23.91	2.38	622,784	603,186	559,615	514,552
Interest expense	-481,319	28.43	2.10	-471,404	-461,243	-408,825	-374,785
Net interest income ex-dividends	156,260	11.80	3.22	151,380	141,943	150,790	139,767
Revenue from equity portfolio	2,851	-4.30	18.99	2,396	6,466	2,817	2,979
Net interest income	**159,111**	**11.46**	**3.47**	**153,776**	**148,409**	**153,607**	**142,746**
Equity accounting	8,943	-1.83	-18.03	10,910	11,687	10,462	9,110
Fees and commissions	61,951	0.22	4.06	59,536	61,954	60,807	61,814
Insurance activity	0	-100.00	-	0	0	0	980
Trading income	23,871	-6.84	9.47	21,806	16,464	9,720	25,624
Ordinary income	**253,876**	**5.66**	**3.19**	**246,028**	**238,514**	**234,596**	**240,274**
Personnel expenses	-70,003	-22.09	5.79	-66,169	-78,162	-70,348	-89,847
General and administrative costs	-60,049	16.06	13.39	-52,956	-68,471	-48,866	-51,741
Depreciation	-7,291	20.04	-3.96	-7,592	-7,074	-6,396	-6,074
Other operating items	3,764	-23.28	18.78	3,169	5,004	3,662	4,906
Operating income	**120,297**	**23.36**	**-1.78**	**122,480**	**89,811**	**112,648**	**97,518**
Write-off and provisions	-37,784	28.13	68.05	-22,484	-28,795	-2,674	-29,489
General allowances	1,522	561.74	3,612.20	41	6,978	-313	230
Other results	-2,814	-102.00	-4,429.23	65	-1,716	-20,927	141,035
Income before taxes	**81,221**	**-61.19**	**-18.86**	**100,102**	**66,278**	**88,734**	**209,294**
Corporate income tax	-22,474	-48.12	-15.02	-26,447	-19,020	-25,269	-43,321
Income after taxes attibuted to the group	**58,747**	**-64.60**	**-20.24**	**73,655**	**47,258**	**63,465**	**165,973**
ATA	**51,857,041**			**51,743,129**	**50,201,543**	**48,102,916**	**47,527,508**

Ordinary income


260
253.88
250
240.27
240
230
220
Millions of euros
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008

Operating income


135
130
125
120
120.30
115
110
105
100
97.52
95
90
85
Millions of euros
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008

10. Fees

	30/06/2008	30/06/2007	Variation Amount	%
Fees paid				
Fees paid to other banks	11,243	10,437	806	7.72
Fees paid to agents, virtual banking	26,556	27,281	-725	-2.66
Total fees paid	**37,799**	**37,718**	**81**	**0.21**
Fees received				
Guarantee and L/C	9,927	9,662	265	2.74
Foreign exchange	4,977	4,034	943	23.38
Payment and collection services	30,632	26,680	3,952	14.81
Commercial bills	3,486	3,518	-32	-0.91
Sight accounts	4,636	4,727	-91	-1.93
Debit and credit cards	17,502	13,759	3,743	27.21
Checks	1,195	776	419	53.99
Payment orders	3,813	3,900	-87	-2.23
Brokerage services	35,012	34,853	159	0.46
Underwritting and management fees	17,275	12,832	4,443	34.62
Buy/sell orders	7,179	10,775	-3,596	-33.37
Custody and administration	10,558	11,246	-688	-6.12
Non-banking financial products	44,226	50,339	-6,113	-12.14
Mutual funds	30,014	39,177	-9,163	-23.39
Pension funds	1,679	7,412	-5,733	-77.34
Insurance	12,533	3,750	8,783	234.22
Other fees	34,512	33,538	974	2.91
Total fees received	**159,286**	**159,106**	**181**	**0.11**
Fees and commissions net	**121,487**	**121,388**	**99**	**0.08**

11. Yields and costs

	30/06/2008 weighting	30/06/2008 rate	30/06/2007 weighting	30/06/2007 rate
Cash on hand and on deposit at Central Bank	1.03	3.50	0.97	3.01
Due from banks	9.34	4.01	11.55	3.80
Credit facilities and loans (a)	73.72	5.27	69.22	4.60
Debt securities	11.73	4.13	12.60	3.87
Equity portfolio	0.75	2.70	1.18	3.65
Average earnings assets (b)	**96.58**	**5.09**	**95.52**	**4.48**
Other assets	**3.42**		**4.48**	
Average total assets	**100.00**	**4.91**	**100.00**	**4.28**
Due to central banks	1.70	4.70	0.00	0.00
Due to banks	11.81	3.86	18.05	3.65
Money market trans. through counterparties	0.15	4.02	0.12	3.26
Customer funds (c)	77.41	3.96	71.94	3.21
Customer deposits	45.20	3.35	41.70	2.66
Marketable debt securities	32.21	4.81	30.23	3.97
Subordinated liabilities*	1.11	5.27	1.32	4.68
Capital with nature of financial liabilities	0.67	5.68	0.74	4.76
Average interest bearing funds (d)	**92.85**	**3.98**	**92.16**	**3.32**
Other liabilities	7.15		7.84	
Average total funds	**100.00**	**3.70**	**100.00**	**3.06**
Customer spread (a-c)		**1.31**		**1.39**
Net interest margin (b-d)		**1.10**		**1.17**

12. Asset yield and cost of liabilities

	2Q08		1Q08		4Q07		3Q07		2Q07	
	weight.	rate	weight.	rate	weight.	rate	weight.	rate	weight.	rate
Cash on hand and on deposit at central bank	1.06	3.45	0.99	3.55	0.92	3.49	0.98	2.88	0.94	3.26
Due from banks	9.05	4.03	9.64	4.00	11.15	4.05	12.52	4.06	12.10	3.89
Credit facilities and loans (a)	74.18	5.31	73.27	5.23	73.55	5.14	73.49	4.93	70.03	4.69
Debt securities	11.89	4.22	11.57	4.03	10.42	4.16	8.64	4.03	11.37	3.93
Equity portfolio	0.80	2.77	0.71	2.63	0.66	7.74	0.89	2.60	1.19	2.11
Average earnings assets (b)	**96.97**	**5.12**	**96.18**	**5.05**	**96.69**	**4.98**	**96.52**	**4.81**	**95.63**	**4.57**
Other assets	3.03		3.82		3.31		3.48		4.37	
Average total assets	**100.00**	**4.97**	**100.00**	**4.86**	**100.00**	**4.82**	**100.00**	**4.64**	**100.00**	**4.37**
Due to central banks	1.35	4.59	2.06	4.77	1.44	4.71	0.11	4.26	0.00	0.00
Due to banks	12.73	3.88	10.90	3.84	11.40	3.87	13.08	3.98	17.10	3.80
Money market transactions through counterparties	0.20	4.00	0.09	4.05	0.12	4.15	0.03	4.02	0.12	3.83
Customer funds (c)	77.21	3.97	77.61	3.95	78.01	3.92	77.18	3.59	72.99	3.33
Customer deposits	44.86	3.32	45.55	3.39	43.94	3.27	44.37	3.03	42.68	2.79
Marketable debt securities	32.36	4.87	32.06	4.75	34.07	4.75	32.81	4.34	30.31	4.10
Subordinated liabilities	1.10	5.33	1.12	5.22	1.16	5.11	1.20	4.80	1.34	4.76
Capital with nature of financial liabilities	0.67	6.97	0.67	4.39	0.69	3.95	0.73	3.95	0.73	3.94
Average interest bearing funds (d)	**93.25**	**4.00**	**92.45**	**3.96**	**92.82**	**3.93**	**92.34**	**3.65**	**92.27**	**3.43**
Other liabilities	6.75		7.55		7.18		7.66		7.73	
Average total funds	**100.00**	**3.73**	**100.00**	**3.66**	**100.00**	**3.65**	**100.00**	**3.37**	**100.00**	**3.16**
Customer spread (a-c)		**1.34**		**1.28**		**1.22**		**1.34**		**1.36**
Net interest margin (b-d)		**1.12**		**1.09**		**1.06**		**1.15**		**1.14**

Evolution Customer spread


1.45
1.40
1.35
1.30
1.25
1.20
Annualized Quarterly rate
1.36
1.34
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008

Return on lending and Cost of customer funds


6
5
4
3
2
1
Annualized Quarterly rate
4.69
5.31
3.33
3.97
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008
Return on lending
Cost of customer funds

13. Contribution by business area

	30/06/2008	30/06/2007	Variation Amount	Variation %
Customers business divisions	153,532	147,422	6,110	4.14
Personal Finance	15,508	16,712	-1,204	-7.21
Private Banking	26,518	29,118	-2,600	-8.93
Corporate Banking	35,526	32,421	3,104	9.58
Individuals	48,845	42,563	6,282	14.76
SMEs	23,393	22,238	1,155	5.20
Non-Residents	3,742	4,369	-627	-14.36
Capital Markets	14,652	19,690	-5,038	-25.59
Other businesses	17,550	134,921	-117,372	-86.99
Allowance for general and other loan losses	-19,402	-21,983	2,582	-11.74
Corporate Center	-33,929	-28,910	-5,019	17.36
Income after taxes attrib. to the group	**132,402**	**251,140**	**-118,737**	**-47.28**
Pro-memoria:				
Asset management fees	33,301	43,234	-9,933	-22.97

Funds and lending by segment

Ordinary funding	**03/31/2008**	**03/31/2007**	**Variation Amount**	**Variation %**
Personal Finance	1,967,051	1,618,843	348,207	21.51
Private Banking	3,852,986	3,073,100	779,886	25.38
Corporate Banking	3,585,641	3,306,667	278,974	8.44
Individuals	5,260,168	4,278,817	981,352	22.94
SMEs	2,861,430	2,404,874	456,557	18.98
Non-Residents	258,249	272,413	-14,163	-5.20
TOTAL	**17,785,527**	**14,954,714**	**2,830,813**	**18.93**
Lending				
Personal Finance	1,598,490	1,369,520	228,970	16.72
Private Banking	4,037,786	3,156,946	880,840	27.90
Corporate Banking	5,447,610	4,790,807	656,803	13.71
Individuals	21,429,237	19,600,173	1,829,064	9.33
SMEs	7,099,119	5,861,902	1,237,217	21.11
Non-Residents	858,954	780,199	78,756	10.09
TOTAL	**40,471,196**	**35,559,545**	**4,911,650**	**13.81**

14. Shareholders equity and rating

	30/06/2008*	31/03/2008*	Variation Amount	%
Paid-in capital and reserves	1,818,044	1,783,127	34,917	1.96
Capital with nature of financial liability	343,165	343,165	0	0.00
Treasury shares	-51,438	-52,626	1,188	-2.26
Intangible and other assets	-57,824	-66,981	9,157	-13.67
Other deductions	-126,174	-98,984	-27,190	27.47
Tier 1	**1,925,773**	**1,907,701**	**18,073**	**0.95**
Revaluation reserve	101,605	103,791	-2,186	-2.11
Subordinated debt financing	488,002	537,851	-49,849	-9.27
Recorded general loan loss allowance	216,630	190,781	25,849	13.55
Other deductions	-41,882	-85,972	44,090	-51.28
Tier 2	**764,355**	**746,452**	**17,903**	**2.40**
Total Equity	**2,690,128**	**2,654,152**	**35,976**	**1.36**
Risk-weighted assets	**28,389,466**	**27,683,076**	**706,390**	**2.55**
Tier 1 (%)	**6.78**	**6.89**	**-0.11**	**-1.60**
Tier 2 (%)	**2.69**	**2.70**	**-0.01**	**-0.37**
Capital ratio (%)	**9.48**	**9.59**	**-0.11**	**-1.17**
Excess	**418,971**	**439,506**	**-20,535**	**-4.67**

(*) Ratios estimated on the basis of the draft Circular on Determination and Control of Minimum Capital published by the Bank of Spain.
Internal models, as yet pending official approval, are applied to the following portfolios: home mortgage loans, individuals, small businesses and medium-sized businesses.

Ratings

	Short term	Long term	Outlook
Moody's	P-1	Aa3	Stable
Standard & Poor's	A1	A	Stable

15. Variation in net worth

	2008	2007
Balance at January 1	**1,745,417**	**1,584,602**
Dividends	-60,041	-55,144
Capital increase	56,103	24,043
Reserve - available-for-sale	-51,623	-68,882
Income for the year	132,402	251,140
Other variations	-9,055	-4,706
Balance at June 30	**1,813,203**	**1,731,053**

16. Cash flow statement

	2008	2007
Cash and Cash Equivalents Balance at January 1	**946,486**	**539,178**
Net cash flow - operating activities	-319,115	24,728
Net cash flow - investment activities	-26,571	132,757
Net cash flow - financing activities	-129,613	-69,632
Cash and Cash Equivalents Balance at June 30	**471,188**	**627,031**



17. Creation of shareholder value

Period per share data (euros)	
Earnings per share	0.33
Diluted earnings per share	0.33
Dividend per share	0.15
Book value per share	4.65
Price at beginning of year	12.55
Low	7.14
High	12.96
Closing price	7.23
Appreciation in last quarter (%)	-28.06
Appreciation in last 12 months (%)	-45.56
Stock market ratios	
Price/Book value (times)	1.55
PER (price/earnings, times)	10.91
Dividend yield (%)	4.13
Number of shareholders	81,960
Number of shares	405,893,880
Number of shares held by nonresidents	167,079,580
Average daily trading (number of shares)	2,382,737
Average daily trading (thousands of euros)	22,130

Variations in earnings and dividend per share


0.50
0.40
0.42
0.30
0.20
0.10
0.07
0.00
0.15
0.07
Euros
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008
EPS
DPS

Bankinter's market capitalization trend


5,300
5,270.52
5,000
4,700
4,400
4,100
3,800
3,500
3,200
2,900
2,600
2,934.61
Millions of euros
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008

18. People

Number of employees (%)

9.9

increase of on 2007

	30/06/2008	30/06/2007	Variation Amount	Variation %
Number of employees (*)	4,641	4,225	416.00	9.85
Average length of service of employees (in years)	9.64	9.86	-0.22	-2.23
Average age (in years)	36.09	36.19	-0.10	-0.28
Employee distribution by gender (%)				
Men	51.25	52.14	-0.89	-1.72
Woman	48.75	47.86	0.89	1.87
Workforce that has logged in from a remote system (%)	30.90	32.73	-1.83	-5.58
Internal job rotation (%)	27.20	33.61	-6.41	-19.07
External turnover (%)	8.62	10.83	-2.21	-20.41
Percentage of the headcount with university degrees	72.86	71.67	1.19	1.66

(*) Full-time equivalent
Data on mobile Resource Turnover in last 12 months.


Bienvenidos

Bankinter SA
Paseo de la Castellana, 29
28046 Madrid (Spain)
T. +34 913 397 500
F. +34 913 398 323
Telex. 42760 BANKI E
Swift: BKBK ES MM

www.bankinter.com





Results 2Q08

Thursday, July 24th 2008

bankinter.

Bankinter presents its financial statements following format and criteria stated by Circular of Banco de Espana 4/04. Capital ratios have been estimated according to the draft legislation issued by Banco de España about the determination and control of the minimum capital requirements. Internal models are used for the following portfolios: Residential mortgages, small enterprises and medium size enterprises. Models are pending official authorization. Internal capital ratios assume no implementation period

With the current presentation, Bankinter wishes to restate its full commitment to transparency towards investors and the market

Bankinter cautions that this presentation contains forward looking statements. Such forward looking statements are found in various places throughout this document and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations regarding the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) general market , macro-economic, governmental and new regulations, (2) variation in local and international securities markets, currency exchange rates and interest rates as well as change to market and operational risk, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties.

bankinter.

2

- Bankinter maintains its privileged asset quality
- Bankinter holds comfortable solvency levels, consistent with its risk profile
- Bankinter's business model has enhanced value under current market context
- Revenues have increased, thus confirming the soundness of our strategic options

---

Bankinter maintains its privileged asset quality

78%	0,33%	2,4%
Collateralized portfolio vs. 68% system 61% banks	Residential mortgage NPLs vs. 0,95% system 0,63% banks	Developers /total Real Estate act. BK 7,8% vs. 17,3% system 16,3% banks

bankinter.

Our loan book is widely collateralized

Gross loan book breakdown excl. securitization (%)


6%
5%
11%

42bn€
excl. securitization
78%
collateralized

■ Mortgages
□ Unguaranteed loans
Leasing
□ Credit lines
■ Paper discount
■ At sight and other

bankinter

Credit risk on the book has been significantly transferred

Mortgage book evolution (€bn)


+12,2
26,2
29,4
15,9
15,5
2007
2008

■ Securitized
□ No securitized

bankinter

We have built a conservative mortgage book...

Mortgage portfolio breakdown

	% /total	Average amount Thous.€	LTV* %	NPL %
Residential	85,4	116,3	58,2	0,33
First	74,8	115,4	58,5	0,28
Second	10,6	122,9	55,7	0,71
Developers	3,3	1.188,9	82,9	0,24
Other	11,3	248,4	76,5	0,43
Total	100,0	127,8	61,1	0,35

Developers market share **
0,42%

bankinter

* Original valuation
** Over total system. Data as at mar '08

... focused on high profile clients

Residential mortgages annual growth rate evolution (in %)


Bankinter
Financial Institutions*
12,7%
11,1%

Evolution of client profile in new mortgage production (%)


70,0%
30%
21,6%
14%

bankinter

Investment in SME's is also widely covered...

SME's portfolio by guarantee type (%)


3%
47%
Personal
Commercial Mortgages
Other guarantees

7,9bn€
19,3% / total loan book

... with low concentration in decelerating sectors

SME portfolio breakdown by sector (%)


11%
16%
18%
Services
Asset holding
Industry
Construction
Other

We have given priority to a maturity and amount diversified portfolio

Credit risk matrix - total investment (%)

	<150 Thous	150-600 Thous	>600 Thous	Total
<36 months	8,1	5,4	19,7	33,2
>36 months	26,6	29,2	11,0	66,8
Total	34,7	34,6	30,7	100,0

Greater asset quality is reflected in the NPL ratio

0,67%
NPLs
vs. 1,53% system
1,23% banks

0,33%
Mortgage NPLs
vs. 0,99% sector
0,83% banks

Overall NPL figures as of May 08. Mortgage NPL figures as of March 08

Bankinter holds comfortable solvency levels, consistent with its risk profile

coverage	solvency	liquidity
331M€	6,02%	1,5bn€
Excess provisions 212%	Core capital	Covered bond issue 52bps

Increased coverage reinforces the quality of assets

Evolution of non performing loans and provisions (thousand €)


550.000
450.000
350.000
250.000
150.000
50.000
626.709
212% coverage
0,67% NPL ratio
571.853
113.805
296.159
NPLs
Provisions

NPLs are being subject to sound and prudent management...

Bad debt breakdown by provisioning calendar*

	Balance M€	Specific coverage %
Long	68	2,8
Short	228	37,2
NPLs	296	29,3

Regulatory LGD 45%

... and are limited to higher risk segments

	Investment % /total	NPL M.€	Ratio %
Individuals	64,2	157	0,55
Corporate	18,2	26	0,32
SME's	17,6	113	1,43
Total	100	296	0,67

coverage

Credit recoveries have increased in line with NPLs

	Dec'07-Jun'08
Entries	432
Recoveries	(281)
Write downs	(10)
Net balance	141


120
90
60
30
0
-30
-60
-90
J'07
J
A
S
O
N
D
J
F
M
A
M
J'08
Entries
Recoveries

coverage

Alfa and Beta variables reflect the lower risk profile of the portfolio

Million. €	Balance	Alfa	Beta
No risk	918	0	0
Low	23.221	139	26
Medium Low	8.420	126	37
Medium	10.258	169	67
Medium High	935	19	10
High	627	16	10
Risk transfer*		-38	
Total	44.380	432	150

Alfa 0,97%

Beta 0,34%

540M€ Generic prov.

* Actual risk transfer due to synthetic securitisation of 14 securitisations' equity pieces

solvency

Capital ratios are calculated using conservative variables

	Through the cycle PD %	*Down turn* LGD %
Residential mortgages	1,73	11,24
Very small companies	9,68	26,50
Personal and other	3,99	16,97
Medium size companies	6,09	20-30
Large companies	4,51	20-30
Very large companies	1,11	20-30

45% Regulatory LGD

Advanced IRB / Basic IRB / standard

Advanced IRB: PD and internal LGD
Basic IRB: internal PD, regulatory LGD (45% for companies)

solvency

Capital ratios excluding excess generics are maintained within adequate levels

Capital ratios (%)


419M€
Excess capital
710M€
Excess capital
9,59
9,48
11,0
2,70
2,70
2,86
Mar 08 regulatory
Jun 08 regulatory
Jun 08 internal
Core*
Tier 1 & Tier II

*core capital without deductions

Meanwhile, credit risk is the major source of capital consumption


RWA's breakdown by risk type (%)
3%
5%
Credit
Operational
Market
Credit Risk - RWA's breakdown by type (%)
8%
12%
20%
Other corporate
Other individuals
Other assets
SME's
Mortgages

bankinter 21

The financing structure is well balanced


Split down of wholesale funds (%)
5%
4%
8%
9%
20%
18%
Securitizations
Covered B.
Other
Local CP
Repos
ECP
Senior Debt
Interbank

23% securitizations matched to maturity

59% Medium and long term

bankinter 22

Bankinter has a comfortable liquidity situation...


Commercial gap evolution (thousand €)
3.000
1.500
0
-1.500
-3.000
-4.500
-6.000
2006
2007
Jun08
Retail deposits
Credits
Gap

bankinter 23

... reinforced by the covered bonds issued in the current quarter


Recent issues of covered bonds
Thousand €
2.000
1.500
1.000
500
0
bps
90
80
70
60
50
40
30
20
10
0
Amount
Spread
1bn€
Caja 1
Bankinter
Bank 1
Bank 2
Caja 2
Caja 3
Caja 4

bankinter 24

Bankinter's business model has under current market context

7,6%
Churn rate
(13,2 yrs)

6,2
Products per client

67,1%
Remote transactions

Shares are priced at early 90' PBV levels

Evolution of price / book value (PBV) with generics



4
3,5
3
2,5
2
1,5
1
0,5
0
1,19
1,15
'90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08*

bankinter. *Share price as at close of 22nd July 08 (6,44€) 26

The current macroeconomic environment is clearly different from those days

GDP
x 2,8

Unemployment
20,6
(9,9% '08)

Pts...€

Deficit
3,8%GDP
(-2,2% '07)

Reference Rates
15,7
(5,3% '08)

bankinter. *Current data compared to Dec'92 27

Bankinter has gained greater financial strength and reinforced commercial capacity...

x12,2
Loans
42MM€

x5,6
Client Deposits
33MM€

bankinter. 28

… and owns a more defensive and diversified portfolio with greater coverage

Evolution of cost of credit * vs. investment risk profile**


APR / AT
Generic provisions set a limit to the cost of risk
385M€
Excess generics

* Cost of credit: specific provision / risk exposure
** Investment risk profile: Risk weighted assets / total assets without gov. debt

bankinter

Additionally,…

Bankinter counts with a unique business model and has set clear strategic options

A retail driven bank focused on clients with higher income profile,…

EVA (Economic Value Added) distribution by business segment


11,8%
24,4%
Affluents
Individuals
Corporates
Sme's

Client distribution by Income


BK
Spain

bankinter

…that maximizes client potential through cross selling

Ordinary margin by product type (%)


24,4%
8%
17%
Other Loans
Deposits
Mortgages
Funds
Other

Client relationship matrix affluents and individuals


7,5
8,4
4,7
5,9
Profitability

bankinter


A business model supported by solid strategic levers,...
Innovation
67,1%
Remote transactions
Multichannel
6,2
Products per client
Technology
BEST
WORKPLACES
ESPAÑA
2007
Talent
bankinter
33


... and with clear strategic options
→ Affluents
→ SME´s
bankinter


Affluents
We are focused on a segment of high return that self finances growth..
Clients (thousand)
6,5%
+10%
Market share SICAVs
Products per client
5.636
+25%
Loans (million €)
5.820
+24%
Deposits (million €)
3,8
23,6 yrs
Churn rate (%)
bankinter
35


SME's
... and built a unique and highly competitive value proposition
Clients (thousand)
50
+31%
Operating income (million €)
+21%
8bn€
Credits and loans
5,3
Products per client
76%
Remote transactions (%)
SME centers
bankinter
36

In a nutshell, a business model that will continue delivering value

Evolution of EPS (in €)



0,8
0,7
0,6
0,5
0,4
0,3
0,2
0,1
0
0,67
0,21
'90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

bankinter

Revenues have increased thus confirming the soundness of our strategic options

+11,5%
Net Interest Income excl. dividends

500M€
Ordinary Income +4,9%

Net Interest Income has confirmed its growing tendency...

Quarterly Net Interest Income excl. dividends (million €)



156,3
139,8
150,8
141,9
151,4
2T07
3Q07
4Q07
1Q08
2Q08
+11,8

bankinter

... despite the reference rate context

Evolution of Euribor 3M and 12M (%)



5,33
Flat curve
4,48
4,93
4,13
J07 J A S O N D J F M A M J08
EUR3M
EUR12M

bankinter

Client margins are solid and show considerable potential


Evolution of cost of liabilities and asset yield (%)
Evolution of client margins (%)
+8bps
5,31
+0,62%
4,69
3,97
3,33
1,91
1,90
1,87
1,85
1,99
— Cost of liabilities — Asset yield

Investment spreads are being thoroughly managed


Quarterly spread of the new production of mortgage loans (%)
Average quarterly spread of client credit and loans (%)
+10%
0,60
0,51
0,59
0,71
0,81
0,72
0,79
2Q07
2Q08

Client deposits have financed selective growth of credit


Quarterly credit and loans growth (million €)
1.225
1.629
1.776
1.296
607
855
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08

Fee income is stable, in spite of the situation in the markets

Quarterly net fees (million €)



Thousand €	Jun '08	Variation	%
Fees received	159.280	181	0,1
Payment orders	30.632	3.912	14.6
Insurance and pension	14.212	3.061	27.3
Brokerage	35.012	159	0.5
Investment funds	30.016	(9.153)	(23.4)
Other	49.416	2.181	4.6
Fees paid	37.793	81	0,2
Net fees	121.487	100	0,1

The contribution to results of associated companies shows sustained growth

Results from associated companies: equity method (million €)



+4,5
19,0
19,9
Jun 07'
Jun 08'

Thousand €	Attributed results	Var.€	Var. %
LDA	16.743	2.055	14,0
Bkvida	2.707	2.707	-
Mercavalor	279	(4.060)	(93,6)
Rest	125	148	-
Total	19.853	849	4,5

Trading income keeps its contribution supported by retail client business

Trading income (million €)



-4,6
25,6
9,7
16,5
21,8
23,9
2Q07
3Q07
4Q07
1Q08
2Q08
86%
Retail clients

Costs maintain a decreasing pattern

Costs inter-annual growth rate (%)



+13,1
-7,6 vs Dec
11,9
18,2
19,3
20,7
16,5
13,1
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08

Provisioning effort has been kept at similar levels

Evolution of provisions (million €)



10,6
Jun 07
Jun 08'
Generic
Specific
Voluntary

Results have shown resilience

Comparable quarterly net income (million €)



64,0
60,4
48,1
77,0
62,8
2Q07
3Q07
4Q07
1Q08
2Q08

* One off items 2008: voluntary provisions
* One off items 2007: Sale of 50% BK SV, non recurrent costs, incorporation of 50% BKCF, reduction of the maximum limit of the generic provision, synthetic securitisation of the first equity pieces.

bankinter. 49

Results 2Q08

P&L account ex one off items*

P&L (thousand €)	Ac Jun '08	Ac Jun '07	Dif. €	Dif. %
Net interest income excl.-div.	307.640	275.827	31.813	11,5
Dividends	5.247	10.051	(4.804)	(47,8)
Net interest income	312.887	285.878	27.009	9,4
Equity accounting	19.853	19.004	849	4,5
Net fees	121.487	121.388	99	0,1
Insurance activity	0	2.588	(2.588)	-
Trading income	45.677	47.886	(2.209)	(4,6)
Ordinary income	499.904	476.744	23.160	4,9
Costs	(257.127)	(227.349)	(29.778)	13,1
Operating income	242.777	249.395	(6.618)	(2,7)
Write-offs and provisions	(49.718)	(52.166)	2.448	(4,7)
Provisions	1.563	4.910	(3.347)	(68,2)
Other results	(2.749)	(2.234)	(515)	23,1
PBT comparable	191.873	199.905	(8.032)	(4,0)
Corporate tax	(52.086)	(56.152)	4.067	(7,2)
Net income comparable	139.787	143.753	(3.965)	(2,8)

* One off items 2008: voluntary provisions (10,6M€)
* One off items 2007: Sale of 50% BK SV, non recurrent costs, reduction of the maximum limit of the generic provision

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New reporting proforma

P&L account ex one off items*

P&L (thousand €)	Ac Jun '08	Ac Jun '07	Dif. €	Dif. %
Client Margin	307.640	285.493	22.147	7,8
Dividends	5.247	10.051	(4.804)	(47,8)
Equity accounting	19.853	19.004	849	4,5
Net fees	121.487	121.388	99	0,1
Trading income	45.677	47.886	(2.209)	(4,6)
Other operating results	3.404	(2.730)	6.134	Nr
Gross Margin	503.308	481.092	22.216	4,6
Costs	(264.060)	(236.513)	(27.547)	11,6
Provisions	1.563	4.910	(3.347)	(68,2)
Write offs and provisions	(49.718)	(52.166)	2.448	(4,7)
Operating results	191.093	197.323	(6.230)	(3,2)
Results from non op. disposals	780	2.582	(1.802)	(69,8)
PBT comparable	191.873	199.905	(8.032)	(4,0)
Corporate tax	(52.086)	(56.152)	4.067	(7,2)
Net profit	139.787	143.753	(3.966)	(2,8)

* One off items 2008: voluntary provisions (10,6M€)
* One off items 2007: Sale of 50% BK SV, non recurrent costs, reduction of the maximum limit of the generic provision

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We firmly believe that our business model is a robust and successful one that will enhance the creation of value for our shareholders


Bankinter maintains its privileged asset quality
Bankinter holds comfortable solvency levels, consistent with its risk profile
Bankinter's business model has enhanced value under current market context
Revenues have increased, thus confirming the soundness of our strategic options


Bankinter is, speaks and feels different